I, Zack Johnson, certify that:

(1) the financial statements of ACK Right Endeavors LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ACK Right Endeavors LLC included in this Form reflects accurately the information reported on the tax return for ACK Right Endeavors LLC filed for the fiscal year ended December 31st, 2020.

DocuSigned by:

66BE88E0D57D45C...

Zack Johnson
CEO

04/30/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.